
July 30, 2010

Mr. Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation
495-A South Fairview Avenue
Goleta, California 93117

> **RE:** **Deckers Outdoor Corporation**
> **Form 10-K for the Year Ended December 31, 2009**
> **Form 10-Q for the Period Ended March 31, 2010**
> **Definitive Proxy Statement on Schedule 14A filed April 23, 2010**
> **File No. 0-22446**

Dear Mr. George:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2009</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Year Ended December 31, 2008 Compared to Year Ended December 31, 2009, Page 30</u>

1. In future filings, please quantify each factor you cite as impacting your operations. For example, you disclose the increase in SG&A resulted primarily from a planned increase in payroll as well as costs associated with five new retail stores that were not open at December 31, 2008. However, you have not quantified the impact of the items identified.

Critical Accounting Policies and Estimates

Valuation of Goodwill, Intangible and Other Long-Lived Assets, page 45

2. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, including goodwill and intangibles, please consider disclosing the following in future filings:

   - How you determine when your long-lived assets should be tested for impairment and how frequently you evaluate for these types of events and circumstances;
   - How you group long-lived assets for impairment and your basis for that determination;
   - Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets, including but not limited to your use of market value approaches and valuation techniques;
   - Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes; and
   - For any asset groups for which the estimated fair value does not substantially exceed the carrying value, please disclose the carrying value of the asset groups.

Item 9A. Controls and Procedures

(a) Disclosure Controls and Procedures, page 47

3. We note that your management's conclusion regarding the effectiveness of your disclosure controls and procedures appears to be based on the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As stated, however, your conclusion statement does not conform to the disclosure controls and procedures definition set forth in those rules. In particular, it does not clearly indicate that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed in the reports that you file or submit under the Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise your disclosure accordingly in future filings. Alternatively, you may simply state in future annual and quarterly filings that

your certifying officers concluded that your disclosure controls and procedures were effective on the applicable dates.

Financial Statement

(4) Property and Equipment, page F-14

4. Please disclose the line item(s) in which you include depreciation and amortization, as well as amounts included in each line item for each period presented. If you do not allocate depreciation and amortization to cost of revenue, please revise your presentation on the face of your statements of income and throughout the filing to comply with SAB Topic 11:B.

Exhibits 23.1

5. Please file an amendment to your Form 10-K to include a manually signed consent from KPMG LLP. Refer to Item 601(b)(23)(ii) of Regulation S-K.

Form 10-Q for the Period Ended March 31, 2010

General

6. Please address the comments above in your interim filings as well.

Definitive Proxy Statement on Schedule 14A Filed on April 1, 2010

Compensation Discussion and Analysis, page 14

Setting Executive Compensation, page 17

7. We note that you benchmark your total direct compensation as well as individual elements of your compensation program against amounts paid by your peer group of companies. In future filings, please indicate for each named executive officer where actual total direct compensation and other benchmarked compensation amounts fall relative to targeted levels and, to the extent amounts fall significantly above or below those targeted amounts, please discuss the reasons for such variance.

Grants of Plan-Based Award in 2009, page 28

8. We note your disclosure in footnote (1) to your grants of plan-based awards table. However, it appears from your summary compensation table that no non-equity incentive amounts earned by your named executive officers exceeded the

maximum amounts designated in your grants of plan-based awards table. Please advise.

Section 16(a) Beneficial Ownership Reporting Compliance, page 44

9. In future filings, please indicate the number of transactions covered by each beneficial ownership form not filed on a timely basis. See Item 405(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney at (202) 551-3330 or Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant